Exhibit 13

Christopher Jones
January 4, 2021	Partner
Dir: 416-863-2704
VIA PERSONAL DELIVERY AND E-MAIL	christopher.jones@blakes.com

Alan P. Gardner

Bennett Jones LLP

3400 One First Canadian Place, PO Box 130

Toronto, Ontario,

Canada M5X 1A4

Members of the Board of Directors of FSD

Pharma Inc.

c/o Bennett Jones LLP

3400 One First Canadian Place, PO Box 130

Toronto, Ontario,

Canada M5X 1A4

RE: Requisition of Special Meeting of the Shareholders of FSD Pharma Inc. (the “Company”)

Dear Mr. Gardner:

Please find enclosed a requisition (the “Requisition”) for a special meeting of the Company’s shareholders for the purpose of transacting the business referenced therein. Your offices are the

Company’s current registered address but copies have been delivered concurrently to the Company’s head office address and, in light of the pandemic restrictions in place, by email to you and the other Bennett Jones counsel that you have identified as acting for the Company.

Our clients regret having to take this action, but have concluded they have no alternative if they are to address the readily apparent governance and management issues of the Company on a timely basis in an effort address the Company’s dramatic decline. At a time when peer companies have experienced strong performance, FSD Pharma’s shareholders have suffered an enormous loss in value. Since October 29, 2018, the date of the announcement of Mr. Bokhari’s appointment as the Company’s Chief

Executive Officer, the Company has lost over $600 million in market capitalization, with its share price dropping from C$94.47 to C$1.99—a stunning decline of over 97%. It is clear that on its current trajectory, and under the leadership of its current board of directors and Chief Executive Officer, the very viability of the Company is now in question.

Over the past months, Messrs. Durkacz and Saeed have attempted to work with the current board and Company management on a turnaround plan for the Company. To their regret and alarm, the board and management have responded with indifference and a complete lack of urgency in response to this outreach.

Most recently, the Company’s board of directors have simply disregarded two valid requisitions for a board meeting. In the case of the second meeting, a time and date were chosen in response to comments from directors who failed to attend the first meeting. It was clearly communicated that this was intended to be a brief meeting to discuss an appropriate process for objectively considering a specific and time-sensitive proposal and other similar opportunities that might arise. Despite the fact that the meeting was scheduled during a holiday period in which people in Canada and the United States had been advised to avoid travel, and consequently most citizens were readily available to attend a telephone call or online meeting, no directors attended the second meeting. Our clients attribute this to the clear efforts of the Company’s Chief Executive Officer to frustrate these meetings, and thereby the effective functioning of the Company’s governance structure.

While our clients had hoped that they might find a way to effectively manage this issue through the engagement of the independent directors, that avenue has, unfortunately, been denied them through a determined campaign of disruption, with which the current board is complicit

Apart from the goal of considering the specific opportunity that our clients sought to discuss with the board, it has become apparent that, as currently constituted, the Company’s governance has become dysfunctional, and incapable of addressing the critical and urgent challenges facing the Company. As shareholders with a significant economic interest in the Company, our clients have determined to take all steps required to address this failing.

If the Company is to be saved, and at least some of the lost shareholder value recovered, urgent action is essential. We trust you agree that the Company’s shareholders are entitled to be heard, and heard in a timely fashion. For this reason we anticipate and look forward to your cooperation in scheduling the meeting as set out in the Requisition for no later than March 15, 2021.

To ensure that the Company’s board has the benefit of the complete record of our recent correspondence, we also ask for confirmation that our letter of December 29, 2020 and your response dated December 30, 2020 have been shared with them.

We also note that, on December 21, 2020, we submitted a request for a list of the Company’s shareholders in accordance with the OBCA, along with the required supporting affidavit. As you are aware, the OBCA requires the Company to respond within 10 days. That deadline has come and gone with no response, so we reiterate our request to receive these materials on a timely basis as required by the OBCA.

Sincerely,

/s/ Christopher Jones

Christopher Jones

c.	Anthony Durkacz
Zeeshan Saeed
Seumas Woods, Blakes
Doug McLeod, Blakes
Aaron Sonshine, Bennett Jones
Jeff Kerbel, Bennett Jones
Joseph Blinick, Bennett Jones

January 4, 2021

REQUISITION OF A SPECIAL MEETING OF SHAREHOLDERS

TO:	FSD Pharma Inc. (the “Corporation”)

AND TO:	Board of Directors of the Corporation (the “Board of Directors”)

RE:	Requisition of Special Meeting of the Corporation’s Shareholders

This requisition is provided to the Corporation and to the Board of Directors pursuant to section 105(1) of the Business Corporations Act (Ontario) (the “OBCA”). The undersigned shareholders are, cumulatively, the registered holders of not less than 5 percent of the issued shares of the Corporation that carry the right to vote at meetings of the Corporation and hereby requisition a special meeting of shareholders of the Corporation for the purpose of transacting the business as set out below.

Business to be Transacted

To consider and if thought fit, to pass the following resolutions in the order set out below:

(a)	Pursuant to subsection 122(1) of the OBCA, to remove Raza Bokhari, Steven Buyer, Robert J. Ciaruffoli, James A. Datin, Gerald Goldberg and Larry Kaiser from the Board of Directors;

(b)	Pursuant to subsection 122(3) of the OBCA, to elect Larry Latowsky, Fernando Cugliari, and Nitin Kaushal (the “Proposed Directors”) to the Board of Directors;

(c)	Pursuant to subsections 125(1) and 125(3) of the OBCA, to fix the number of Directors of the Corporation at five for the ensuing year; and,

(d)	To conduct such other business as may properly come before the meeting, including any matter necessary to implement the foregoing.

Professional qualifications and other material information for the Proposed Directors is attached as Schedule “A”.

The undersigned shareholders expect the Board of Directors to comply with their obligation to call a meeting of shareholders of the Corporation no later than 21 days after the date of this requisition, and similarly expect the Board of Directors to schedule the requisitioned meeting in a timely and expeditious manner, and by March 15, 2021 at the latest.

Thank you for your attention to this matter.

Sincerely,

/s/ Anthony Durkacz	January 3, 2021
Anthony Durkacz	Date
/s/ Anthony Durkacz	January 3, 2021
First Republic Capital Corporation	Date
/s/ Andrew Durkacz	January 3, 2021
Andrew Durkacz	Date
/s/ Gloria Durkacz	January 3, 2021
Gloria Durkacz	Date
/s/ Anthony Durkacz	January 3, 2021
Fortius Research and Trading Corp	Date
/s/ Zeeshan Saeed	January 3, 2021
Zeeshan Saeed	Date
/s/ Zeeshan Saeed	January 3, 2021
Zeeshan Saeed TR Xorax Family Trust	Date
/s/ Rehan Saeed	January 3, 2021
Xorax Family Trust	Date
/s/ Zachary Dutton	January 3, 2021
Zachary Dutton	Date

SCHEDULE “A”

INFORMATION FOR PROPOSED DIRECTORS

Nitin Kaushal

Age: 55

Business/Residential Address:

48 Frybrook Crescent,

Richmond Hill, Ontario L4B 4B9

Summary of Qualifications:

Mr. Kaushal is President of Anik Capital Corp. In February 2020, he retired from PwC Canada where he was a Managing Director in their Corporate Finance Practice focused on the pharmaceutical/healthcare space. He had worked at PwC Canada since 2012. Mr. Kaushal has over 30 years of experience in the healthcare, financial services industry focusing on the biotechnology, medical devices and healthcare services markets. He was a Managing Director of leading healthcare investment banking teams at a number of Canadian investment banks including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital. He has been involved in over 50 M&A, strategic advisory and licensing assignments for a range of companies from early stage biotechs to large pharmas. He has participated in capital market transactions ranging from private placements to IPO’s to bought deal underwritings in excess of $2B and has been a speaker at leading biotech conferences including BIO and BioFinance. His entry into the biotech/healthcare space was in 1991 with MDS Capital Corp., a leading healthcare venture capital firm. Mr. Kaushal sits on a number of public and private company boards in the biotech and healthcare space and has a BSc in Chemistry from the University of Toronto and is a Chartered Professional Accountant. Mr. Kaushal does not hold any shares of FSD Pharma Inc. and does not have any material interest in any transactions involving FSD Pharma Inc.

Larry Latowsky

Age: 61

Business address:

223 Riviera Drive

Markham, Ontario

L3R 5J6

Residential Address:

269 John West Way

Aurora, Ontario L4G 0S8

Summary of Qualifications:

Mr. Latowsky is currently CEO of Canntab Therapeutics Ltd., an innovator in cannabinoid and terpene blends in hard pill form for therapeutic application. Mr. Latowsky has held a number of leadership positions throughout his career including being Chairman and CEO of Top Drug Corp over the past five years and working as President and CEO of Katz Group Canada overseeing the largest network of pharmacy retailers in Canada operating as Rexall, Pharmaplus, IDA and Guardian Drugstores. Mr. Latowsky also led Propharm Technology and DC Labs a vertical manufacturing and packaging division of pharmaceuticals and over the counter drug store product. Mr. Latowsky, a graduate of the University of Toronto Rotman Business School and Institute of Corporate Directors of Canada program, has served on many profit and non-profit Boards including being Chairman of the Board for Well.ca, one of Canada’s leading E-commerce companies. Mr. Latowsky’s experience is a unique blend of traditional retail bricks and mortar, distribution, manufacturing and e-commerce/internet-based marketing and sales. Mr. Latowsky does not hold any shares of FSD Pharma Inc. and does not have any personal material interest in any transactions involving FSD Pharma Inc. Prior to Mr. Latowsky becoming CEO of Canntab Therapeutics Ltd., Canntab Therapeutics Ltd. entered into agreements with FSD Pharma Inc. and FV Pharma Inc. relating to the supply of cannabis products to Canntab Therapeutics Ltd. by FSD Pharma Inc. and the use of certain facilities constructed by FSD Pharma Inc., in Cobourg, Ontario.

Fernando Cugliari

Age: 45

Business Address:

25 Main Street, 3rd Floor

George Town, Grand Cayman

Cayman Islands PO Box 68

Residential Address:

126 Sardinia Close,

Crystal Harbour, Grand Cayman

Cayman Islands

Summary of Qualifications:

Mr. Cugliari has over 20 years of experience in finance and law, and is an attorney qualified to practice in Ontario and the Cayman Islands. Mr. Cugliari is currently an International Investment Advisor at CIBC FirstCaribbean International Bank, where he provides comprehensive investment advisory services to high and ultra-high-net-worth individuals and their families, as well as insurance, corporate, institutional and pension fund clients. Over the past five years, Mr. Cugliari worked as the Head of the Private Client and Private Equity Group at Etienne Blake Attorneys at Law, a law firm in the Cayman Islands, and as General Counsel and Chief Operating Officer for FasPay Global, an international financial and payments technology company. He previously held senior positions in law firms in Ontario. Mr. Cugliari does not hold any shares of FSD Pharma Inc. and does not have any material interest in any transactions involving FSD Pharma Inc.